February 25, 2010

Ms. Lynn Dicker

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 2561

Washington, D.C. 20549

Re:	Westport Innovations Inc. Form 40-F and related filings for fiscal year ended March 31, 2009 Filed June 8, 2009 File No. 001-34152

Dear Ms. Dicker:

This letter is submitted on behalf of Westport Innovations Inc. (the “Company” or “Westport”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 40-F and related filings for the fiscal year ended March 31, 2009 (filed June 8, 2009, File No. 001-34152) (the “Form 40-F”), as set forth in your letter to the Company dated January 29, 2010. For reference purposes, the text of the comment contained in your letter dated January 29, 2010 has been reproduced herein (in bold), with the Company’s response below such comment.

Note 24. Reconciliation to United States Generally Accepted Accounting Standards, page F-32

1. We note on page 10 of this exhibit that you record estimated costs of returns, allowances and sales incentives. Please tell us and revise your future filings to explain the nature of the allowances, sales incentives, and the rights of return that you give to your customers and how you account for these under U.S. GAAP. Refer to guidance in 605-15 and 605-50 of the FASB Accounting Codification.

We recognize revenue, net of estimated costs of returns, allowances and sales incentives, when it is realized or realizable which generally occurs when persuasive evidence of an arrangement exists, the product has been shipped and legal title and all risks and rewards of ownership have been transferred, customer acceptance has occurred and payment is reasonably assured. Under 605-50-25.3 of the FASB Accounting Codification, “For a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor shall recognize the cost of such a sales incentive at the later of the following:

a. The date at which the related revenue is recognized by the vendor

b.  The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).”

From time to time, we offer sales incentives to both our distribution network and our OEM customers during sales negotiations and recognize the incentive at the date upon which the related revenue is recognized. The incentive programs, which are applied infrequently, are designed to promote the sale of our product in the channel or encourage usage of our product by OEM customers. Sales incentives fall into two general categories: 1) volume rebates and 2) sales of units with extended warranty packages. For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year. Because of the infrequency and immateriality of these programs, volume rebates have been expensed when specified volume levels have been attained. Total volume discounts have been approximately $200,000 in each of the last two years against revenues of $121,837,000 and $71,536,000 in fiscal years 2009 and 2008 respectively. If volume discounts become more frequent and significant in future periods, we will accrue the expected amount of the volume rebates at the time of original sale and update our accruals accordingly based on our best estimate of the volume levels the customer will reach during the measurement period. Extended warranty packages are provided to customers at the time of sale in certain rare circumstances. Our practice has been to allocate the proceeds on sale between the engine sale and the extended warranty using the provisions EITF 00-21. We recognize revenue on the engine on the date the engine is shipped to the customer and we defer the revenue related to the extended warranty package and recognize it over the extended warranty period.

Rights of return and allowances do not exist for a large portion of our sales, other than for quality issues. We do offer certain rights of return in our after-market business, where some after-market customers are permitted to return small amounts of parts each year. As such returns have historically been insignificant; we recognize the reduction in revenue as returns occur. Rights of return on engine sales have also historically been insignificant. Engines are returned in less than 0.2% of shipments and returns have related to quality issues which have been resolved with the engine ultimately being shipped to the customer.

In future filings, if and when these programs become more significant, the Company will enhance its disclosure to clarify its accounting policy with respect to estimated costs of returns, allowances and sales incentives based on the comments outlined above.

2. We noted from your disclosures in page 7 and pages 24-27 of this exhibit and throughout the filing that you are consolidating Cummins Westport Inc. (“CWI”), a joint venture, which you established with Cummins, Inc. We further note that you hold a 50% interest in this joint venture and you have determined that CWI is a variable interest entity whereby you are the primary beneficiary. As a result of this determination, we note that you are consolidating this entity for all reporting periods being presented. Please provide us with your analysis supporting your conclusion that you are the primary beneficiary of this joint venture under US GAAP. Refer to the guidance in 810-10-15 of the FASB Accounting Standards Codification.

Under 810-10-15 of the FASB Accounting Standard Codification, “a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:

The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

On January 1, 2004, we re-negotiated the terms of our joint venture agreement with Cummins Inc. and we considered the amendment of the joint venture agreement to be a reconsideration event as of that date. Accordingly, we re-evaluated our interest in CWI as at that date. At January 1, 2004, CWI did not have sufficient equity at risk to finance its activities without additional financial support provided by the equity holders. While US$38.4 million had been contributed as share capital, all by Westport, CWI also had a deficit of $45.7 million with the difference also to be funded by Westport. Thus, we concluded that CWI was a variable interest entity in accordance with U.S. GAAP as of January 1, 2004, the effective date of the Amended and Restated Joint Venture Agreement between Cummins Inc. and the Company.

Under 810-25-38 of the FASB Accounting Standard Codification, “A reporting entity shall consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. A reporting entity shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. If one reporting entity will absorb a majority of a VIE's expected losses and another reporting entity will receive a majority of that VIE's expected residual returns, the reporting entity absorbing a majority of the losses shall consolidate the VIE.”

Under the Amended and Restated Joint Venture Agreement effective January 1, 2004, “Westport had the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004. Westport would have received the entire benefit of any financial profits of CWI up to and including December 31, 2004. ”

As the Company guaranteed the losses during the 2004 calendar year and received the entire benefit of any financial profits of CWI up to and including December 31, 2004, the Company was expected to absorb a majority of CWI’s expected losses, receive a majority of CWI’s expected residual returns, or both that could be significant to the variable interest entity as discussed in 810-25-38. The Company also had provided all of the original $38.4 million in equity to CWI and incurred $45.7 million in net deficit from the date of inception of CWI to January 1, 2004 and was responsible for further capital funding in addition to the reimbursement of any losses in 2004 should losses be incurred.

There were no other reconsideration events which amended the joint venture agreement subsequent to the effective date of the Amended and Restated Joint Venture Agreement between Cummins Inc. and the Company. There were no other events impacting the equity of two joint venture partners. As a result, we concluded that the Company was the primary beneficiary under U.S. GAAP at the effective date of the amended and restated joint venture agreement and for all subsequent reporting periods.

3. We note from page 39 of this exhibit that you reported $4.3 million of expenses related to a change in your warranty estimate. We further note from pages 9, 15 and 16 of Exhibit 99.3 that you base your warranty reserves upon historical failure rates among other factors and that this change in estimate primarily relates to new products that were launched in fiscal 2007 and 2009. Please tell us and revise your future filings to explain in more detail how you determine your warranty reserves under US GAAP. Within your discussion, please explain in more detail why you base your warranty costs upon historical failure rates even though a number of your products are new to the company. Discuss how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. We may have further comments upon reviewing your response.

We estimate and record a liability for warranty programs, primarily base warranty, at the time our products are sold.  Our estimates are based on historical experience and reflect management’s best estimate of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ.  Our warranty liability is generally affected by component failure rates, repair costs and the time of failure.  In setting the warranty provision we use claim-based data as soon as it is practicable to do so based on the maturity of the engine.

We review our warranty accruals and estimates on a quarterly basis using actual field data which is inputted into warranty models. Specifically, working with our joint venture partner, Cummins Inc, CWI uses statistical models to calculate and evaluate our warranty accrual rates and to assess the adequacy of our warranty reserves. These models utilize historical payment trends and actual claim data to help determine our warranty exposure.

When launching new products, we take into consideration the warranty experience of previous engine platforms and pre-launch field trials. Although certain changes will be made to parts, calibration, and other factors impacting performance and durability, we are able to estimate future warranty claims development based on the historical experience within the Company and from CWI’s joint venture partner, Cummins

Inc. New products require a greater use of judgment and the Company applies a factor, based upon the extent of change from the underlying platform, to historical estimates which allows for the higher warranty claims experience generally associated with new product launches.

The factor is reduced over time as actual product specific field experience of the particular engine becomes available providing reliable product-specific data. Product-specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. If the actual product specific data shows evidence of maturing above our historical estimates, we adjust our warranty estimates accordingly.

During the fiscal year ended March 31, 2009, actual cost trends for the newly launched ISL G engine, for which base warranty period is two years from the in-service date, indicated the potential for higher warranty claims experience than the product on which the initial accrual rate was developed.  We increased our liability during the year ended March 31, 2009 as these experience trends became evident.

We propose to add the following language to this section in future filings for which the 2008 and 2009 periods are included:

“New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.”

Exhibit 99.3

Management’s Discussion and Analysis, page 1

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 13

4. We note from the cover page of your filing that you are not required to include management’s report on the effectiveness of internal controls over financial reporting as of March 31, 2009 since you are in a transition period due to you being a newly public company. However, we note here that you have concluded your internal controls over financial reporting were adequately designed as of March 31, 2009 to provide reasonable assurance regarding the reliability of your financial statement reports. Please revise your future filings to include a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of the end of your most recent fiscal year and provide all of the disclosures outlined in Section B(6)(c) of the General Instructions to Form 40-F.

We will revise our future filings to include management’s assessment of Company’s internal controls over financial reporting as of the end of our fiscal year ended March 31, 2010, including a statement as to whether or not internal control over financial reporting is effective.

Contractual Obligations and Commitments, page 25

5. Please explain to us how the information provided within this table reconciles to the information provided within the contractual obligations table included within the cover pages of your filing. Within your discussion, please also explain how the columns labeled “carrying amount”, “contractual cash flows”, “<1 year”, and “2-3 years” total $6,044, $44,264, $9,868, and $7,889, respectively.

The table in Exhibit 99.3 was meant to include the same information provided within the “Contractual Obligations” table in the cover pages of our filing. Within the table on Exhibit 99.3 we also included a carrying amount column. The figures within the “total” column in the covering pages should be the same as the “contractual cash flows” column in Exhibit 99.3. The information in the columns “<1 year”, “2-3 years”, “4-5 years” and “> 5 years” should include the same figures as those presented in the cover pages of our filing. There was an error in the total column on Exhibit 99.3 and the correct figures for “contractual cash flows”, “< 1 year”, and “2-3 years” should have been $78,274, $27,191and $24,576, respectively. The carrying amount column should have totaled $40,054. The error only occurs in the total row and the individual contractual commitments are evident in Exhibit 99.3. We will correct this table in future filings.

Finally, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (604) 718-2000.

Sincerely,

/s/ William Larkin

Mr. William Larkin

Chief Financial Officer

cc.  David Demers, Chief Executive Officer

Henry F. Bauermeister, Chairman of the Audit Committee of the Board of Directors
Norman Mayr, Partner, KPMG